852 Putnam New Opportunities Fund attachment
12/31/04 Semi-annual

77e

Regulatory matters and litigation

On April 8, 2004, Putnam Management entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division representing a final settlement of all charges brought against Putnam Management by those agencies on October 28, 2003 in connection with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. The settlement with the SEC requires Putnam Management to pay $5 million in disgorgement plus a civil monetary penalty of $50 million, and the settlement with the Massachusetts Securities Division requires Putnam Management to pay $5 million in restitution and an administrative fine of $50 million. The settlements also leave intact the process established under an earlier partial settlement with the SEC under which Putnam Management agreed to pay the amount of restitution determined by an independent consultant, which may exceed the disgorgement and restitution amounts specified above, pursuant to a plan to be developed by the independent consultant.

Putnam Management, and not the investors in any Putnam fund, will bear all costs, including restitution, civil penalties and associated legal fees stemming from both of these proceedings. The SECs and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class-action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management has agreed to bear any costs incurred by Putnam funds in connection with these lawsuits. Based on currently available information, Putnam Management believes that the likelihood that the pending private lawsuits and purported class-action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

The fund may experience increased redemptions as a result of these matters, which could result in increased transaction costs and operating expenses.

In connection with its investigation of certain brokerage matters, the staff of the Philadelphia district office of the SEC has raised the question whether, in years prior to 2004, Putnam Management fully and effectively disclosed its practices relating to the allocation of brokerage on mutual fund portfolio transactions to brokerdealers who sold shares of the funds. Putnam Management ceased directing brokerage to broker-dealers in connection with the sale of fund shares as of January 1, 2004. Putnam Management and the Philadelphia office negotiated an offer of settlement under which Putnam Management would pay a civil penalty in the amount of $40 million and disgorgement in the amount of $1, and the total amount would be distributed to certain Putnam funds. The offer of settlement is subject to final documentation and approval by the Commissioners and the staff of the SEC. Discussions with the staff with respect to the offer of settlement are ongoing.